UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 23)*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

292052107

(CUSIP Number)

Steven L. Wilner, Esq. Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 21, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  292052107

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Kien Huat Realty III Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	31,864,606(1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	31,864,606(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	30,864,606(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	85.30%(2)

14.	Type of Reporting Person (See Instructions)	CO

1 This includes 28,914,606 shares of common stock, par value $.01 per share (the “Common Stock”), of Empire Resorts, Inc. (the “Issuer”) and 2,950,000 shares of Common Stock into which the Series F Preferred Stock (the “Preferred Stock”) beneficially owned by the reporting person can currently be converted.

2 Calculated on the basis of a total of 34,413,459 shares of Common Stock outstanding as of May 7, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 8, 2019 (the “10-Q”), 2,390 shares of Common Stock into which the Series B Preferred Stock can be converted, and 2,950,000 shares of Common Stock into which the Preferred Stock beneficially owned by the reporting persons can currently be converted.

CUSIP No.  292052107

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only). Lim Kok Thay

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	X

3.	SEC Use Only

4.	Source of Funds (See Instructions)	AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.	Citizenship or Place of Organization	Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	31,864,606(3)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	31,864,606(3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person	31,864,606(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	X

13.	Percent of Class Represented by Amount in Row (11)	85.30%(4)

14.	Type of Reporting Person (See Instructions)	IN

3 This includes 28,914,606 shares of Common Stock and 2,950,000 shares of Common Stock into which the Preferred Stock beneficially owned by the reporting person can currently be converted.

4 Calculated on the basis of a total of 34,413,459 shares of Common Stock outstanding as of May 7, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 8, 2019 (the “10-Q”), 2,390 shares of Common Stock into which the Series B Preferred Stock can be converted, and 2,950,000 shares of Common Stock into which the Preferred Stock beneficially owned by the reporting persons can currently be converted.

This Amendment No. 23 (this “Amendment No. 23”) amends and supplements the Schedule 13D filed by Kien Huat Realty III Limited (“Kien Huat”) and Lim Kok Thay (together with Kien Huat, the “Reporting Persons”) with the Securities and Exchange Commission on August 27, 2009, as previously amended (the “Schedule 13D”), relating to the Common Stock of the Issuer. All capitalized terms used in this Amendment No. 23 and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Items 4, 5, 6 and 7 are hereby amended and supplemented to add the following:

Item 4. Purpose of Transaction

On May 7, 2019, the Issuer and Kien Huat entered into an amendment (the “Kien Huat Commitment Letter Amendment”) to the Amended and Restated Commitment Letter (as defined in Amendment No. 20 to the Schedule 13D) to accelerate the schedule on which Kien Huat will purchase additional shares of Preferred Stock. In particular Kien Huat agreed as follows: (i) to increase its commitment to purchase up to $20 million no earlier than May 15, 2019 to up to $27 million by such date; (ii) to accelerate its commitment to purchase up to an incremental $15 million to no earlier than June 17, 2019; and (iii) to maintain its commitment to purchase up to $15 million by August 15, 2019 and up to $37 million by November 15, 2019, respectively. Accordingly, Kien Huat accelerated its commitment to purchase up to the Maximum Amount (as defined in Amendment No. 19 to the 13D) from March 15, 2020 to November 15, 2019. Other than the acceleration of the schedule, all other terms of the Amended and Restated Commitment Letter remain unchanged.

On May 21, 2019, pursuant to the Amended and Restated Commitment Letter, as amended by the Kien Huat Commitment Letter Amendment, the Issuer requested that Kien Huat subscribe for 270 shares of the Preferred Stock for consideration of $100,000 per share, in the aggregate amount of $27,000,000 (the “Issuance”). On May 21, 2019, the Issuer and Kien Huat entered into a subscription agreement in connection with the Issuance.

Item 5. Interest in Securities of the Issuer

The disclosure set forth under Item 4 of this Amendment No. 23 is incorporated herein by reference.

(a-b) As of the date hereof, the Reporting Persons, as a result of the Issuance, may be deemed to share beneficial ownership of 31,864,606 shares of Common Stock, representing approximately 85.30% of the outstanding Common Stock (calculated on the basis of a total of 34,413,459 shares of Common Stock outstanding as of May 7, 2019, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on May 8, 2019, 2,390 shares of Common Stock into which the Series B Preferred Stock can be converted, and 2,950,000 shares of Common Stock into which the Preferred Stock beneficially owned by the reporting persons can currently be converted.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure set forth under Item 4 of this Amendment No. 23 is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 17	Amendment, dated May 7, 2019, to the Commitment Agreement by and between Kien Huat Realty III Limited and Empire Resorts, Inc. as amended and restated by the Amended and Restated Commitment Agreement, dated as of November 9, 2018, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.
Exhibit 18	Subscription Agreement, dated as of May 21, 2019, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 21, 2019

Kien Huat Realty III Limited By: /s/ Gerard Lim Name: Gerard Lim Title: Director

/s/ Lim Kok Thay by Gerard Lim
Lim Kok Thay

EXHIBIT INDEX

Exhibit Index	Description

Exhibit 1	Joint Filing Agreement, dated as of August 27, 2009, by and between Lim Kok Thay and Kien Huat Realty III Limited.

Exhibit 2	Investment Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 3	Stockholder Voting Agreement, dated as of August 19, 2009, by and among Empire Resorts, Inc., Kien Huat Realty III Limited and the stockholders signatory thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 4	Registration Rights Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 5	Custody Agreement, dated as of August 19, 2009, by and between Kien Huat Realty III Limited and JPMorgan Chase Bank, National Association, as Custodian (incorporated by reference to Exhibit 5 to Schedule 13D filed on August 27, 2009).

Exhibit 6	Standby Purchase Agreement dated as of April 12, 2013, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 6 to Amendment No. 8 to Schedule 13D filed on April 15, 2013).

Exhibit 7	Standby Purchase Agreement dated as of January 2, 2015, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on January 5, 2015).

Exhibit 8	Standby Purchase Agreement dated as of December 31, 2015, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on January 4, 2016).

Exhibit 9	Letter Agreement dated February 17, 2016, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on February 18, 2016).

Exhibit 10	Note Exchange Agreement, dated as of December 28, 2017, among Empire Resorts, Inc., Montreign Holding Company, LLC, and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Issuer on January 3, 2018).

Exhibit 11	Amendment to Commitment Agreement, dated as of December 28, 2017, by and between Empire Resorts, Inc., and Kien Huat Realty III Limited (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on January 3, 2018).

Exhibit 12	Amendment to Letter Agreement, dated as of December 28, 2017, by and between Empire Resorts, Inc., and Kien Huat Realty III Limited (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Issuer on January 3, 2018).

Exhibit 13	Commitment Agreement by and between Kien Huat Realty III Limited and Empire Resorts, Inc. as amended and restated by the Amended and Restated Commitment Agreement, dated as of November 9, 2018, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.
Exhibit 14	Subscription Agreement, dated as of November 13, 2018, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.
Exhibit 15	Amended and Restated Certificate of Designations for the Series F Convertible Preferred Stock, dated as of November 9, 2018,
Exhibit 16

Subscription Agreement, dated as of February 20, 2019, by and between Kien Huat Realty III Limited and Empire Resorts, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on February 20, 2019)

Exhibit 17

Amendment, dated May 7, 2019, to the Commitment Agreement by and between Kien Huat Realty III Limited and Empire Resorts, Inc. as amended and restated by the Amended and Restated Commitment Agreement, dated as of November 9, 2018, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.

Exhibit 18	Subscription Agreement, dated as of May 21, 2019, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.